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Love Croissants

Bakery

100 Jackson Street, Suite 100
Houston, TX 77002
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Early Investor Bonus: The investment multiple is increased to 1.7× for the next $20,000 invested.
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THE PITCH
Love Croissants is seeking investment to open their new flagship brick & mortar location in Downtown Houston adjacent to Minute Maid Park.
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A LOVE STORY

Love Croissants came to existence when founder, Omar Pereney, was looking for a bit of a mental escape and a new skill, something that was just for him. Having a deep connection with baking since a young age but never having attempted croissants, Omar threw himself into the process and fell in love along the way.

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A LITTLE BACKGROUND

Omar has been working in the culinary world since he was 11 years old. Used to executing food at a high level, he paid close attention to technique and quality ingredients, and made his first batch of croissants. Looking to share this newfound passion with his family and friends, he realized that the reaction people had after their first bite was something that he wanted everyone to experience. Now the question was how to go about it.

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THE FARMERS MARKET

The answer came in the shape of a farmer's market with just a foldout table, a camping oven, some butcher paper, and a sharpie. What some would consider a simplistic approach, this display allowed the highlight to be the croissants and the customers' experience. It was a hit! Omar would sell out every time. People were lining up just to get a taste and everyone's reaction was the same, "We love these croissants!". And so, Love Croissants was formed.

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THE LOVE DECK
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THE TEAM
Omar Pereney
Owner / Head Baker

An industry veteran, Pereney is the founder and owner of Love Croissants. Prior to opening his dream bakeshop, he was at the helm of Culinary Matters as the progressive face of the modern version of foodservice consultants. He and a team of visionaries and executors of food and beverage provided services, tools, and expertise for start-ups and brand refreshes. He first burst into the international culinary world as a television star and chef savant and has established himself as one to watch in hospitality consulting.

Originally from Venezuela, Omar honed his kitchen skills in top-tier restaurants and hosted the popular television shows "Yo Cocinero" and ElGourmet.com TV Network at 14 years old. He then opened his first restaurant, the iconic Dalai Restaurant & Lounge in Caracas, at 16 years old and later became a chef instructor at Le Cordon Bleu in Cancun.

After moving to Houston, Omar opened Peska and served as executive chef for the 40-person culinary team, as well as a private chef to former U.S. President George H.W. Bush before starting his food innovation agency "Culinary Matters" based in Houston Texas.

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In Omar's Words

"We started out in March of 2022 as a no name Houston hole in the wall Croissanterie, a hard to miss farmer's market curiosity, and quickly turned into one of my life's most interesting culinary adventures.

At Love Croissants we love making people feel special, and for us, that means sourcing the highest quality butter, flour and sugar then matching it with impeccable lamination technique, a colorful mix of classic and modern ideas and bold flavors… And why not, baking every hour, on the hour.

Love Croissants is way more than a delicious and artful pastry. Love Croissants is breakfast, lunch, dinner and dessert. But most importantly, it's a gift giving product. A food gift! Food gifts are symbols of happiness, inspiration, and celebration. Giving food as a gift is a deeply meaningful gesture that demonstrates our feelings when words fail us. It's a creative option that moves away from generic gifts and allows you to truly spoil someone, to truly Love someone…"

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JOIN US ON THE NEXT ADVENTURE
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Bakeshop Buildout $14,500
Kitchen Equipment & Smallwares $33,000
Paper Cost $1,500
Training & Opening Budget $3,000
Working Capital $3,950
Mainvest Compensation $4,050
Total $60,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $910,000 $1,274,000 $1,656,200 $1,904,630 $1,999,860
Cost of Goods Sold $318,000 $446,000 $579,000 $666,000 $699,000
Gross Profit $592,000 $828,000 $1,077,200 $1,238,630 $1,300,860

EXPENSES

Rent $50,400 $52,962 $55,610 $58,309 $61,310
Salaries $318,000 $446,000 $579,000 $666,000 $699,000
Insurance $1,500 $1,537 $1,575 $1,614 $1,654
Repairs & Maintenance $6,000 $6,150 $6,303 $6,460 $6,621
Legal & Professional Fees $5,000 $5,125 $5,253 $5,384 $5,518
Farmers Market Fees $6,240 $6,396 $6,555 $6,718 $6,885
Vehicules & Gas $26,520 $27,183 $27,862 $28,558 $29,271
Marketing $7,280 $7,462 $7,648 $7,839 $8,034
Paper Good & Supplies $12,000 $12,300 $12,607 $12,922 $13,245
Operating Profit $159,060 $262,885 $374,787 $444,826 $469,322
This information is provided by Love Croissants. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $60,000
Maximum Raise $124,000
Amount Invested $0

Investors 0

Investment Round Ends June 23rd, 2023

Summary of Terms

Legal Business Name Love Croissants LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.7×

Investment Multiple 1.5×

Business's Revenue Share 1%-2.1%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2028

Financial Condition

Historical milestones

Love Croissants has been operating since March 2022 and has since achieved the following milestones:

Opened cloud-bakeshop in Historical Downtown Houston, Texas

Achieved revenue of $106,220 in 2022, in less than 10 months open and exclusively retailing at one farmers markets, four hours per week.

Had Cost of Goods Sold (COGS) of $30,803, which represented gross profit margin of 71% in Year 1

Started the wholesale program for the first five of many more coffee shops to come. Delivering hot-from the oven pastries everyday.

Acquired two delivery vans for more efficient daily wholesale distribution

With the current conditions (weekly volume of $10.000) we are on track for $520.000/year in revenue

Currently grown to a team of 10 employees

Historical financial performance is not necessarily predictive of future performance.

No operating history

Love Croissants was established in March, 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Financial liquidity

Love Croissants has a moderate liquidity position due to its medium cash reserves as compared to debt and other liabilities. Love Croissants expects its liquidity position to decline upon raising capital on Mainvest and deploying the capital to grow the business.

No other outstanding debt or equity

The capital raised through Mainvest will make up the entirety of the Love Croissants's fundraising. However, Love Croissants may require additional funds from alternate sources at a later date.

Forecasted milestones

Love Croissants forecasts the following milestones:

Open our flagship store in the next two quarters

Acquire 4 more wholesale accounts in Houston, Texas by June, 2023.

Hire for the following positions by , 2023: Head Baker, Community Manager, Operations Manager

Achieve $1,200,000 revenue per year by Year 2.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Love Croissants to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Love Croissants operates with a very limited scope, offering only particular products to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Love Croissants competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Love Croissants's core business or the inability to compete successfully against the with other competitors could negatively affect Love Croissants's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Love Croissants's management or vote on and/or influence any managerial decisions regarding Love Croissants. Furthermore, if the founders or other key personnel of Love Croissants were to leave Love Croissants or become unable to work, Love Croissants (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Love Croissants and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Love Croissants is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Love Croissants might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Love Croissants is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Love Croissants

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Love Croissants's financial performance or ability to continue to operate. In the event Love Croissants ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Love Croissants nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Love Croissants will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Love Croissants is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Love Croissants will carry some insurance, Love Croissants may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Love Croissants could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Love Croissants's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Love Croissants's management will coincide: you both want Love Croissants to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Love Croissants to act conservative to make sure they are best equipped to repay the Note obligations, while Love Croissants might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Love Croissants needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Love Croissants or management), which is responsible for monitoring Love Croissants's compliance with the law. Love Croissants will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Love Croissants is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Love Croissants fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Love Croissants, and the revenue of Love Croissants can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Love Croissants to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Limited Operating History

Love Croissants is a newly established entity and has no history for prospective investors to consider.

This information is provided by Love Croissants. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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